SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           ---------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _______)

                         FIRSTCITY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    33761X107
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JAMES T. SARTAIN
                         FIRSTCITY FINANCIAL CORPORATION
                               6400 IMPERIAL DRIVE
                                WACO, TEXAS 76712
                                  (254)751-1750
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  JULY 1, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

--------------------------------------------------------------------------------
CUSIP NO.    33761X107             13D                 Page   2 of 9 Pages
--------------------------------------------------------------------------------


================================================================================
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Richard Gillen (SS# ###-##-####)
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[X]


                                                                    (b)[ ]

--------------------------------------------------------------------------------
 3        SEC USE ONLY


--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF              7       SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                         8       SHARED VOTING POWER

                     696,659 SHARES OF COMMON STOCK
                   -------------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER


                   -------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                     696,659 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               696,659 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
               IN

================================================================================

--------------------------------------------------------------------------------
CUSIP NO.    33761X107         13D                 Page  3 of 9 Pages
--------------------------------------------------------------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Bernice Gillen (SS# ###-##-####)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]


                                                                       (b) [ ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
      NUMBER OF              7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                             8       SHARED VOTING POWER

                         696,659 SHARES OF COMMON STOCK
                       ---------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER


                       ---------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                         696,659 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              696,659 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   10.7%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*
                   IN

================================================================================

                                                             (PAGE 4 OF 9 PAGES)




                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED





Item 1.  Security and Issuer.
------   -------------------

                  This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of FirstCity Financial Corporation, a Delaware corporation ("FirstCity" or the "Issuer"), issued pursuant to the Agreement and Plan of Merger described in Item 3 below. The principal executive offices of FirstCity are located at 6400 Imperial Drive, Waco, Texas 76712.

Item 2.  Identity and Background.
------   -----------------------

                  (a)-(c) This Statement is filed by Richard and Bernice Gillen who are referred to collectively herein as the "Reporting Persons."

                  Richard Gillen's business address is 340 N. Sam Houston Parkway East, Suite 100, Houston, Texas 77060. Mr. Gillen's present principal occupation is serving as Chairman of the Board, Chief Executive Officer and President of Harbor Financial Group, Inc. ("Harbor"), a direct, wholly-owned subsidiary of FirstCity located at the address listed above. Harbor is a holding company that, through its subsidiary, Harbor Financial Mortgage Corporation, is engaged principally in the mortgage banking business to originate, purchase, sell and service mortgage loans. Mr. Gillen is a citizen of the United States of America.

                  Bernice Gillen's business address is 340 N. Sam Houston Parkway East, Suite 100, Houston, Texas 77060. Mrs. Gillen's present principal occupation is serving as Vice President of Human Resources of Harbor. Mrs. Gillen is a citizen of the United States of America.

                  (d)-(e) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future

                                                             (PAGE 5 OF 9 PAGES)

violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

                  Pursuant to the Agreement and Plan of Merger dated as of March 26, 1997, as amended (as so amended, the "Merger Agreement"), among FirstCity, HFGI Corporation ("Acquisition Corp.") and Acquisition Corp. merged with and into Harbor and Harbor became a direct, wholly-owned subsidiary of FirstCity (the "Harbor Merger"). Upon consummation of the Harbor Merger on July 1, 1997, former holders of common stock of Harbor received, in the aggregate, 1,580,389 shares of FirstCity Common Stock representing approximately 24.3% of the total Common Stock then outstanding. The shares of Harbor common stock owned by Richard and Bernice Gillen were converted into 736,659 shares of FirstCity Common Stock in the Harbor Merger.

Item 4.  Purpose of Transaction.
------   ----------------------

                  The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Harbor Merger. The Reporting Persons may acquire additional shares of Common Stock (subject to availability of shares at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Between November 12, 1997 and November 17, 1997, the Reporting Persons disposed of 40,000 shares of Common Stock. Thirty thousand of such shares were sold at a price per share of $25.875; ten thousand of such shares were sold at a price per share of $25.25. While it is not the Reporting Persons' present intention to do so, the Reporting Persons reserve the right to dispose of some or all of their [remaining] shares of Common Stock in the open market or in privately negotiated transactions to their parties, or otherwise depending upon market conditions and other factors. Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate or would result in any of the events described in Items
(a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

                  The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Harbor Merger.

                  (a) Richard and Bernice Gillen each beneficially owns an aggregate of 696,659 shares of Common Stock or 10.7% of the Common Stock outstanding as of March 1, 1998. Beneficial ownership was acquired as described in Item 3 and Item 4.

                  (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth in the cover pages and such information is incorporated herein by this reference. The shares of Common Stock beneficially owned by the Reporting Persons are owned by them jointly.

                  (c) The Reporting Persons disposed of 40,000 shares of Common Stock in November 1997.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

                  None.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

        (1)   Joint Filing Agreement

                                                             (PAGE 7 OF 9 PAGES)





                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 23, 1998


                                 /s/ Richard Gillen
                                 ----------------------------
                                 Richard Gillen



                                 /s/ Bernice Gillen
                                 ----------------------------
                                 Bernice Gillen







HOFS02...:\92\54892\0004\1848\SCHD087H.00C

                                                             (PAGE 8 OF 9 PAGES)




                                  EXHIBIT INDEX



   Exhibit No.          Exhibit                               Page No.
   ----------           -------                               -------

         1           Joint Filing Agreement